  Exhibit 99.1

High Tide Opens New Canna Cabana in Scarborough, Ontario

CALGARY, AB, Feb. 9, 2026 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 3148 Kingston Road in Scarborough, Ontario, began selling recreational cannabis products and consumption accessories for adult use today on February 9, 2026. This opening brings High Tide's total store count to 219 Canna Cabana locations across Canada and 95 in the province of Ontario.

High Tide Inc., February 9, 2026 (CNW Group/High Tide Inc.)

This new Canna Cabana location in Scarborough is strategically located along Kingston Road, a major east–west thoroughfare with strong visibility and high daily traffic volumes. The store serves an immediate trade area with limited nearby cannabis competition and benefits from convenient access to surrounding residential neighbourhoods. Previously occupied by Rockwood Cannabis, which performed well in this market, the location offers a proven foundation for continued success.

"This store opening reflects our continued focus on disciplined expansion and our commitment to opening locations that meet our strict financial and operational criteria," said Raj Grover, Founder and Chief Executive Officer of High Tide. "Situated in a dense and growing neighbourhood, this location represents a compelling opportunity to further strengthen our Ontario footprint through a well-positioned site with a strong history of retail performance."

"We look forward to welcoming this store into the Canna Cabana network and leveraging our proven operating model, pricing leadership, and loyalty ecosystem to drive incremental performance," added Mr. Grover.

Grant of Options and RSUs

The Company also announces that it has granted options to purchase an aggregate of 145,500 common shares of the Company (the "Stock Options") to certain employees and consultants of the Company. The Stock Options are exercisable at a price of $3.22 per share until February 6, 2029, and vest over two years.

The Company also granted an aggregate of 1,300,530 restricted stock units of the Company (the "RSUs") to certain directors, officers, employees and consultants of the Company. 48% of the RSUs vest on February 6, 2027, 26% on February 6, 2028 and the remaining 26% on February 6, 2029. Each RSU entitles the holder to acquire one common share of the Company upon vesting.

All Stock Options and RSUs were granted in accordance with the Company's Omnibus Plan, which became effective on June 2, 2022. The common shares underlying the Stock Options and RSUs set out above are subject to a statutory four month and one day hold period, and such further restrictions as may apply under foreign securities laws.

As directors of the Company received an aggregate of 795,106 RSUs, the granting of RSUs represents a related-party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The participation of the related parties of the Company is exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(1) of MI 61-101, as neither the fair market value of the subject matter of the transaction, nor the consideration, exceed 25% of the Company's market capitalization. The Company did not file a material change report related to the RSUs more than 21 days before the grant as required by MI 61-101 but believes that this shorter period is reasonable and necessary in the circumstances.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 219 domestic locations. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 19 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of the new locations opening and beginning to sell recreational cannabis products and consumption accessories for adult use; the expected benefits of the store locations; and the level of competition in the area. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 08:00e 09-FEB-26